UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  March 28, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL TO SELL RHEIN BIOTECH GMBH TO DYNAVAX




LEIDEN, THE NETHERLANDS, MARCH 27, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: SW CRX) today announced plans to divest biopharmaceutical and vaccine manufacturer Rhein Biotech GmbH in a cash transaction. Rhein Biotech GmbH is part of Rhein Biotech N.V. (Frankfurt, Geregelter Markt:RBO), a company 93% owned by Berna Biotech AG. Berna Biotech was recently acquired by Crucell N.V.

Rhein Biotech GmbH is headquartered in Dusseldorf (Germany) and has approximately 45 employees. It will be acquired by Dynavax Technologies Corporation (NASDAQ:DVAX), a US based biotech company.

The transaction is designed to accomplish key strategic goals for both Crucell and Dynavax. The transaction enables Crucell to continue to focus on core competencies by divesting a number of non-strategic assets. The divestment is an important step towards aligning Crucell's portfolio of activities with its strategic priorities.

Under the terms of the planned acquisition, Dynavax will pay approximately
(euro) 10 million (US$ 12 million) in cash in exchange for 100% of Rhein Biotech GmbH's shares. The transaction will need to be approved by Rhein Biotech NV shareholders. On the basis of the currently available information Crucell has undertaken to procure that Berna Biotech AG votes in favour of the divestiture of Rhein Biotech GmbH. The transaction is anticipated to close in the second quarter of 2006.

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: SW CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes vaccines against hepatitis B and virosomal influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licences this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, elsewhere in Europe, and in Korea. The Company employs about 1000 people. For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).


For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     March 28, 2006                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer